

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2013

Via E-mail
Michael J. Gross
Chief Executive Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

> **Re:** **Morgans Hotel Group Co.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 17, 2013**
> **File No. 001-33738**

Dear Mr. Gross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Schedule 14A, codified at Rule 14a-101 of Regulation 14A, does not include the proxy card. While we noticed that the proxy statement has been identified as a preliminary copy, the form of proxy, in addition to the proxy statement, must be revised to indicate that it is a preliminary copy. See Rule 14a-6(e)(1).

2. We noticed that the issuer has disclosed its intent to use the grant of discretionary authority available under Rule 14a-4(b)(1) of Regulation 14A. Briefly advise us of the legal basis upon which the issuer relies to exercise such discretionary authority for the election of director proposal governed by Rule 14a-4(b)(2) of Regulation 14A.

3. We noticed that security holders using the issuer's proxy card will be unable to vote for a full slate of nominees. Please expressly disclose the consequences to security holders as a result of using the issuer's proxy card to vote for six directors instead of seven. For example, revise to highlight more prominently that security holders will be disenfranchised with respect to one seat. In addition, disclose that the issuer cannot assure that directors nominated by the opposition and elected will agree to serve if the issuer's slate wins. Disclose why the remaining seat is unlikely to remain vacant. Refer to Section II.I and footnote 76 of Exchange Act Release No. 31326 (October 16, 1992).

Notice of Reconvened Annual Meeting

4. Revise to balance the disclosure by indicating that the opposition stockholders are not legally required to pay a control premium.

5. Given that "FOR ALL" is not a voting choice available with respect to the alternate director nominee, please remove the implication security holders may select this voting box on the form of proxy and make corresponding revisions in the proxy statement.

Proposal 1 | Election of Directors

6. Advise us, with a view toward revised disclosure, whether or not each of the issuer's nominees has consented to being named in the proxy statement and to serve if elected. See Rule 14a-4(d)(1) and (4) of Regulation 14A.

7. Revise to expressly indicate the circumstances in which the proxy authority granted will not be exercised to vote for proposals 1a. and 1b. In addition, revise to make clear that even if the proxy holder has been granted the authority to vote "FOR ALL" of the issuer's director nominees, the proxy holders ultimately may vote for less than all. Refer to Rule 14a-4(e) of Regulation 14A.

8. Advise us how the issuer complied with Item 5(b)(1)(iii) of Schedule 14A.

Potential Payments upon Termination or Change in Control…, page 54

9. We noticed the definition of "Change in Control" on page 62. Advise us, with a view towards revised disclosure in this and other sections of the proxy statement, whether or not the successful election of four or more directors nominated by the opposition will result in any change of control payments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the issuer is in possession of all facts relating to their disclosure, the issuer is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202.551.3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Joseph G. Connolly, Jr., Esq.
John B. Beckman, Esq.
Hogan Lovells US LLP